UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AirNet Communications Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00941P 10 6

(CUSIP Number)

Sonia Galindo, Esquire

Whiteford, Taylor & Preston LLP

Seven Saint Paul Street, Baltimore, Maryland 21202

(410) 347-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00941P 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TECORE, Inc. 75-2424245
2.	Check the Appropriate Box if a Member of a Group. (See Instructions.) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceeds Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power 9,872,547* 9. Sole Dispositive Power 10. Shared Dispositive Power 9,872,547*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,872,547*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 47.54%**
14.	Type of Reporting Person (See Instructions) CO

*	Includes (i) 3,139,177 shares of the Issuer’s Common Stock currently held and (ii) 6,733,370 shares of the Issuer’s Common Stock issuable upon the conversion, at the current conversion price, of: (a) the remaining $8,000,000 of the $12,000,000 Senior Secured Convertible Note dated August 13, 2003 (the “TECORE Note”) and (b) interest accrued thereon as of December 9, 2004. Additional shares may be acquired upon the conversion of TECORE Note interest that accrues at 12% per annum on the principal amount paid for the TECORE Note. The TECORE Note was acquired under an installment purchase contract for which TECORE, Inc. (“TECORE”) paid $5,000,000 ($3,000,000 in cancellation of an outstanding Bridge Note) at Closing on August 13, 2003, with the balance of $7,000,000 payable by TECORE in $1,000,000 quarterly installments commencing September 30, 2003. Currently, a balance of $2,000,000 remains payable by TECORE under the TECORE Note, which TECORE may prepay at any time.

In April 2004, TECORE converted $1,000,000 in principal amount of the TECORE Note pursuant to the terms thereof into 9,552,442 shares of the Issuer’s Common Stock. On June 8, 2004, TECORE began selling such shares pursuant to Issuer’s registration statement on Form S-3 (333-115698). On September

13, 2004 a total of 1,587,000 shares completed the sale of all of the 5,000,000 shares registered by the Issuer for sale by TECORE, Inc under the S-3.

In September 2004, TECORE converted $3,000,000 in principal amount of the TECORE Note pursuant to the terms thereof into 28,660,325 shares of the Issuer’s Common Stock. In November 2004 TECORE entered into a Rule 10b5-1 Sales Plan in which specified amounts of shares would be sold, provided that specified trading prices are achieved and other pre-determined criteria are met. The Sales Plan expires upon the sale of all the shares covered by the plan or upon other specified events, but in no event later than November 18, 2006. The Sales Plan covers an aggregate of 33,000,000 (pre-reverse stock split) shares. As of December 9, 2004, TECORE has sold 1,822,000 shares. There remains 3,117,800 (post-reverse stock split) shares available to be sold under the Sales Plan.

On December 9, 2004, the Issuer notified the Reporting Persons that it had completed a ten-to-one reverse stock split of its Common Stock.

**	Based on (i) 9,606,651 shares of the Issuer’s Common Stock outstanding as of December 9, 2004 after the reverse stock split, (ii) 6,733,370 shares of the Issuer’s Common Stock issuable upon the conversion, at the current conversion price, of: (a) the remaining $8,000,000 of the TECORE Note and (b) interest accrued thereon as of December 9, 2004; and (iii) 4,585,919 shares of the Issuer’s Common Stock issuable upon conversion, at the current conversion price, of (a) the $4,000,000 Senior Secured Convertible Note and (b) interest accrued as of December 9, 2004 by SCP Private Equity Partners II, L.P. (“SCP”) under such note (the “SCP Note”). The amounts due under the TECORE Note and the SCP Note (the “Notes”) are convertible at any time into shares of the Issuer’s Common Stock at a conversion price of $1.0467432, subject to adjustment in the event of certain dilutive issuances. The holders of the Notes have the right to vote such Notes on an as-converted basis at a deemed conversion price of $5.70. The above does not include the dilutive effect of the exercise of any outstanding stock options awarded under the Issuer’s stock options plans covering additional shares of Issuer’s Common Stock.

CUSIP No. 00941P 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jay J. Salkini
2.	Check the Appropriate Box if a Member of a Group. (See Instructions.) (c) ☐ (d) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceeds Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 9,250 8. Shared Voting Power 9,872,547* 9. Sole Dispositive Power 9,250 10. Shared Dispositive Power 9,872,547*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,881,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 47.58%**
14.	Type of Reporting Person (See Instructions) AF***

*	Includes (i) 3,139,177 shares of the Issuer’s Common Stock currently held and (ii) 6,733,370 shares of the Issuer’s Common Stock issuable upon the conversion, at the current conversion price, of: (a) the remaining $8,000,000 of the TECORE Note and (b) interest accrued thereon as of December 9, 2004. Additional shares may be acquired upon the conversion of TECORE Note interest that accrues at 12% per annum on the principal amount paid for the TECORE Note. The TECORE Note was acquired under an installment purchase contract for which TECORE paid $5,000,000 ($3,000,000 in cancellation of an outstanding Bridge Note) at Closing on August 13, 2003, with the balance of $7,000,000 payable by TECORE in $1,000,000 quarterly installments commencing September 30, 2003. Currently, a balance of $2,000,000 remains payable by TECORE under the TECORE Note, which TECORE may prepay at any time.

In April 2004, TECORE converted $1,000,000 in principal amount of the TECORE Note pursuant to the terms thereof into 9,552,442 shares of the Issuer’s Common Stock. On June 8, 2004, TECORE began selling such shares pursuant to Issuer’s registration statement on Form S-3 (333-115698). On September 13, 2004 a total of 1,587,000 shares completed the sale of all of the 5,000,000 shares registered by the Issuer for sale by TECORE, Inc under the S-3.

In September 2004, TECORE converted $3,000,000 in principal amount of the TECORE Note pursuant to the terms thereof into 28,660,325 shares of the Issuer’s Common Stock. In November 2004 TECORE entered into a Rule 10b5-1 Sales Plan in which specified amounts of shares would be sold, provided that specified trading prices are achieved and other pre-determined criteria are met. The Sales Plan expires upon the sale of all the shares covered by the plan or upon other specified events, but in no event later than November 18, 2006. The Sales Plan covers an aggregate of 33,000,000 (pre-reverse stock split) shares. As of December 9, 2004, TECORE has sold 1,822,000 shares. There remains 3,117,800 (post-reverse stock split) shares available to be sold under the Sales Plan.

On December 9, 2004, the Issuer notified the Reporting Persons that it had completed a ten-to-one reverse stock split of its Common Stock.

**	Based on (i) 9,606,651 shares of the Issuer’s Common Stock outstanding as of December 9, 2004 after the reverse stock split, (ii) 6,733,370 shares of the Issuer’s Common Stock issuable upon the conversion, at the current conversion price, of: (a) the remaining $8,000,000 of the TECORE Note and (b) interest accrued thereon as of December 9, 2004; and (iii) 4,585,919 shares of the Issuer’s Common Stock issuable upon conversion, at the current conversion price, of (a) the $4,000,000 Senior Secured Convertible Note and (b) interest accrued as of December 9, 2004 by SCP Private Equity Partners II, L.P. (“SCP”) under such note (the “SCP Note”). The amounts due under the TECORE Note and the SCP Note (the “Notes”) are convertible at any time into shares of the Issuer’s Common Stock at a conversion price of $1.0467432, subject to adjustment in the event of certain dilutive issuances. The holders of the Notes have the right to vote such Notes on an as-converted basis at a deemed conversion price of $5.70. The above does not include the dilutive effect of the exercise of any outstanding stock options awarded under the Issuer’s stock options plans covering additional shares of Issuer’s Common Stock.

***	The Reporting Person is a controlling shareholder, Director and Officer of TECORE and disclaims beneficial ownership of the securities held by TECORE except to the extent of his pecuniary interest therein.

Item 1. Security and Issuer.

This statement relates to the Common Stock, $.001 par value per share (the “Common Stock”) of AirNet Communications Corporation, a Delaware corporation (the “Company”), and shares of Common Stock issuable upon the conversion of the $12,000,000 Senior Secured Convertible Note dated August 13, 2003 (the “TECORE Note”) executed by the Issuer. The Company’s principal executive offices are located at 3950 Dow Road, Melbourne, Florida 32934.

Item 2. Identity and Background.

(a)	This statement is filed by:

(i)	TECORE, Inc., a Texas corporation (“TECORE”), with respect to the shares of Common Stock issuable upon the conversion of the TECORE Note; and

(ii)	Mr. Jay J. Salkini (“Mr. Salkini”), who is a controlling shareholder, Director and Officer of TECORE, with respect to the shares of Common Stock directly owned by him and shares of Common Stock issuable upon the conversion of the TECORE Note.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The business address of the Reporting Persons is the address of the Issuer.

(c)	The principal business of TECORE is as a wireless communications solutions provider. Mr. Salkini is the controlling shareholder, Director and Officer of TECORE.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	TECORE is a Texas corporation and Mr. Salkini is a resident of the State of Maryland and a citizen of the United States of America.

Item 3. Source and Amount of Funds and Other Consideration.

Mr. Salkini purchased with personal funds 9,250 shares of Common Stock of the Issuer, and the acquisition of the remaining 9,872,547 shares of Common Stock was funded pursuant to the TECORE Note as describe by the Reporting Persons in previous Schedule 13D filings for this Issuer filed August 21, 2003, June 10, 2004 and September 17, 2004.

Item 4. Purpose of the Transaction.

In September 2004, TECORE converted $3,000,000 in principal amount of the TECORE Note pursuant to the terms thereof into 28,660,325 shares of the Issuer’s Common Stock. In November 2004, TECORE entered into a Rule 10b5-1 Sales Plan in which specified amounts of shares would be sold, provided that specified trading prices are achieved and other pre-determined criteria are met. The Sales Plan expires upon the sale of all the shares covered by the plan or upon other specified events, but in no event later than November 18, 2006. The Sales Plan covers an aggregate of 33,000,000 (pre-reverse stock split) shares. As of December 9, 2004, TECORE has sold 1,822,000 shares. There remains 3,117,800 (post-reverse stock split) shares available to be sold under the Sales Plan.

On December 9, 2004, the Issuer notified the Reporting Persons that the conversion price for the Note was adjusted from $0.10467432 to $1.0467432 per share of Common Stock, as a result of the Issuer’s ten-to-one reverse stock split. The adjustment of the conversion price decreased the number of shares of Common Stock underlying the Note from 67,333,703 to 6,733,370. In addition, the Issuer notified the Reporting Persons that the amount of accumulated interest on the Note as of December 9, 2004 is $1,048,110, which may be converted into 1,001,305 additional shares of Common Stock at the current conversion price.

Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its securities, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 of the Securities Exchange Act of 1934, or (i) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) (i) TECORE beneficially owns 9,872,547 shares of Common Stock of the Issuer. This amount includes (i) 3,139,177 shares of Common Stock and (ii) 6,733,370 shares of Common Stock issuable upon conversion of the remaining $8,000,000 of the TECORE Note and additional shares acquired upon conversion of interest on the TECORE Note. The 6,733,370 shares of Common Stock comprise approximately 47.54% of the total number of shares of Common Stock outstanding as of December 9, 2004, based upon: (1) the 9,606,651 shares of the Common Stock actually issued and outstanding as of such date: (2) the 6,733,370 shares of Common Stock issuable upon conversion of the remaining $8,000,000 of the TECORE Note and additional shares acquired upon conversion of interest on the TECORE Note, including interest thereon; (3) the 4,428,190 shares of Issuers’ Common Stock issuable upon conversion of the $4,000,000 Senior Secured Convertible Note, including interest thereon; and (4) and shares of the Common Stock issuable upon exercise of outstanding Company stock options which are fully vested and in-the-money as of December 9, 2004. Both Notes are convertible at any time into shares of the Issuer’s Common Stock at an conversion price of $1.0467432, subject to adjustment in the event of certain dilutive issuances.

(ii) Mr. Salkini directly owns 9,250 shares of Common Stock of the Issuer. Mr. Salkini may, by reason of his status as a principal of TECORE, be deemed to own beneficially the shares of Common Stock of which TECORE directly owns. Mr. Salkini disclaims beneficial ownership of such shares. Based on the 9,606,651 shares of the Common Stock actually issued and outstanding as of December 9, 2004, Mr. Salkini’s shares constitute less than one percent of such class.

(b) Each of Reporting Persons shares the power to vote and to dispose of the shares of Common Stock TECORE directly owns. Mr. Salkini has sole power to vote and to disposes of the 9,250 shares of Common Stock he directly owns.

(c) In September 2004, TECORE converted $3,000,000 in principal amount of the TECORE Note pursuant to the terms thereof into 28,660,325 shares of the Issuer’s Common Stock. In November 2004, TECORE entered into a Rule 10b5-1 Sales Plan in which specified amounts of shares would be sold, provided that specified trading prices are achieved and other pre-determined criteria are met. The Sales Plan expires upon the sale of all the shares covered by the plan or upon other specified events, but in no event later than November 18, 2006. The Sales Plan covers an aggregate of 33,000,000 (pre-reverse stock split) shares. As of December 9, 2004, TECORE has sold 1,822,000 shares. There remains 3,117,800 (post-reverse stock split) shares available to be sold under the Sales Plan.

On December 9, 2004, the Issuer notified the Reporting Persons that the conversion price for the Note was adjusted from $0.10467432 to $1.0467432 per share of Common Stock, as a result of the Issuer’s ten-to-one reverse stock split. The adjustment of the conversion price decreased the number of shares of Common Stock underlying the Note from 67,333,703 to 6,733,370. In addition, the Issuer notified the reporting person that the amount of accumulated interest on the Note as of December 9, 2004 is $1,048,110, which may be converted into 1,001,305 additional shares of Common Stock at the current conversion price.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In November 2004, TECORE entered into a Rule 10b5-1 Sales Plan in which specified amounts of shares would be sold, provided that specified trading prices are achieved and other pre-determined criteria are met. The Sales Plan expires upon the sale of all the shares covered by the plan or upon other specified events, but in no event later than November 18, 2006. The Sales Plan covers an aggregate of 33,000,000 (pre-reverse stock split) shares. As of December 9, 2004, TECORE has sold 1,822,000 shares. There remains 3,117,800 (post-reverse stock split) shares available to be sold under the Sales Plan.

Other contracts, arrangements, understandings or relationships as describe in the Reporting Persons original Schedule 13D for this Issuer, filed August 21, 2003, June 10, 2004 and September 17, 2004.

Except as described above and elsewhere in the Schedule 13D (or by the Reporting Persons in previous Schedule 13D filings for this Issuer filed August 21, 2003, June 10, 2004 and September 17, 2004), as of the date hereof none of the Reporting Persons are a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but no limited to, any agreement concerning (a) transfer of voting of any securities of the Issuer, (b) finder’s fees, (c) joint venture, (d) loan or option arrangement, (e) puts or calls, (f) guarantees of profits, (g) divisions of profits or losses, or (h) the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

The following documents are filed as exhibits to this statement:

Exhibit No.	Exhibit Title
1.	Securities Purchase Agreement (with all Exhibits) dated June 5, 2003, by and among AirNet Communications Corporation, TECORE, Inc. and SCP Private Equity Partners II, L.P. *

2.	Voting Agreement dated August 13, 2003, by and between TECORE, Inc. and SCP Private Equity Partners II, L.P.

3.	Second Amended and Restated Agreement dated August 13, 2003, Among Series E, Series F and Series G Preferred Stockholders and Senior Registration Rights Agreement*

4.	Eighth Amended and Restated Certificate of Incorporation*

5.	Senior Secured Convertible Note dated August 13, 2003 in the principal amount of $12,000,000, issued to TECORE*

6.	Allonge dated August 13, 2003, between the Issuer and TECORE*

7.	First Amendment to Security Agreement dated August 13, 2003, among the Issuer, TECORE and SCP, amending the Security Agreement dated January 24, 2003*

8.	Intercreditor and Subordination Agreement dated August 13, 2003, among the Issuer, Force Computers, Inc. Sanmina Corporation and Brooktrout, Inc.*

9.	Amended and Restated AirNet Bonus Program dated and effective August 13, 2003*

10.	Tag-Along Allocation Agreement dated August 13, 2003.*

*	Previously filed.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2004

TECORE, Inc.

/s/ Jay J. Salkini
By: Jay J. Salkini, President

JAY J. SALKINI

/s/ Jay J. Salkini
By: Jay J. Salkini

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

1591107